PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATH[redacted]
Greece

RECEIVED
2008 OCT 15 A 11:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

08005414

BY COURIER

No/Date : F/D1: 478/25-9-2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
OCT 17 2008
THOMSON REUTERS

Enclosure
- An Announcement

dlw 10/16

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Further to a proposal by the Capital Markets Commission concerning the exception mentioned in the review of the interim financial statements of the Company by its certified auditors, please note , as mentioned in further detail in Note 3.2 of the Company's Financial Statements for the period 01.01.2008- 31.06.2008, that :

Until 2007, PPC recognised its liability for covering the deficit of CO_2 emission allowances when the actual emissions exceeded those allocated by the State.

Since 2008, PPC recognises a liability independently of whether actual emissions exceed the allocated ones, on the basis of the estimation of the expected deficit on an annual level. Such change is not in compliance with the provisions of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets", according to which the relevant liability may be recognised at the time the deficit occurs, namely when the actual CO_2 emissions exceed the allocated ones.

PPC proceeded to this change, for the sake of the fair presentation of its financial results, since by following the previous method the Company has to recognise the expected annual deficit within the fourth quarter of the respective year and, while that would be in compliance with the provisions of IAS 37, it would be misleading with reference to the relevant impact on the financial results of the interim periods.

The above change did not have any effect on the financial data of the period 1/1/-30/6/2007.

Athens 25-9-2008

END